Exhibit 19.1

FibroBiologics, Inc.

Insider Trading Policy

This Insider Trading Policy (the “Policy”) describes the standards of FibroBiologics, Inc. and its subsidiaries (the “Company”) on trading, and causing the trading of, the Company’s securities or securities of certain other publicly traded companies while in possession of material non-public information. This Policy prohibits trading in certain circumstances and applies to:

(i)	(a) all directors, officers, and employees of the Company and any subsidiary, and (b) all consultants and advisors to the Company and any subsidiary whose work for the Company brings them into contact with material non-public information (collectively, “Insiders”);

(ii)	(a) immediate family members of an Insider, (b) anyone else residing in an Insider’s household, and (c) any family members who do not reside in an Insider’s household but whose transactions in Company securities are directed by such Insider or are subject to such Insider’s influence or control (collectively, “Family Members”); and

(iii)	any entity that an Insider influences or controls, including any corporations, partnerships or trusts (collectively, “Controlled Entities” and, together with Family Members, “Related Parties”).

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part I, Section 3. The prohibitions apply to any Insider and Related Party who buys or sells Company stock on the basis of material non-public information that he or she obtained about the Company, its customers, its suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.

Part I

1.	Applicability

This Policy applies to all trading or other transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

This Policy applies to all Insiders and Related Parties. Each Insider is responsible for the transactions of his or her Related Parties. Transactions by Related Parties are treated for the purposes of this Policy and applicable securities laws as if they were for the applicable Insider’s own account.

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and not to engage in transactions in the Company’s securities while in possession of material, non-public information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity whose transactions are subject to this Policy also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material, non-public information rests with that individual, and any action on the part of the Company, the Compliance Officer, or any other officer, employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. The term “Compliance Officer” is defined in Part I, Section 3.

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2.	General Policy: No Trading or Causing Trading While in Possession of Material Non-Public Information

(a) No Insider or Related Party may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. The terms “material” and “non-public” are defined in Part I, Section 3.

(b) No Insider or Related Party who knows of any material non-public information about the Company may communicate that information to (“tip”) any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(c) No Insider or Related Party may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No Insider or Related Party who knows of any such material non-public information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public.

(e) Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3. The term “Covered Persons” is defined in Part I, Section 3.

3.	Definitions

(a) Material. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment or voting decision. If the disclosure of the information would be expected to alter significantly the total mix of information in the marketplace about the Company, it is material.

Information dealing with the following subjects is reasonably likely to be found material:

(i)	business plans or budgets;
(ii)	significant changes in the Company’s prospects;
(iii)	financial results, projections of future earnings or losses;
(iv)	significant write-downs in assets or increases in reserves;
(v)	the timelines or the results of preclinical studies or clinical trials;
(vi)	scientific, medical or financial data relating to the Company’s products or products under development;
(vii)	product introductions, modifications, defects or recalls, significant pricing changes, or other product announcements of a significant nature;
(viii)	developments regarding significant litigation or government agency investigations, including, without limitation, the results of examinations by regulatory agencies;
(ix)	impending bankruptcy or liquidity problems;
(x)	changes in earnings estimates or unusual gains or losses in major operations;
(xi)	changes in auditors;
(xii)	major changes in management;
(xiii)	a determination to declare a dividend or changes in dividends;
(xiv)	extraordinary borrowings;
(xv)	significant developments involving business relationships;
(xvi)	entry into or modification or termination of a significant contract;
(xvii)	changes in debt ratings;

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(xviii)	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;
(xix)	offerings of Company securities; and
(xx)	actions of regulatory and health agencies, particularly the U.S. Food and Drug Administration.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger or acquisition or the introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, you should presume it is material.

(b) Non-Public. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Non-public information may include:

(i)	information available to a select group of analysts or brokers or institutional investors;

(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)	information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should assume that the information is non-public and treat it as confidential.

(c) Compliance Officer. The Company has appointed the Corporate Secretary as the Compliance Officer for this Policy and in his or her absence, the Chief Financial Officer or another person designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer or any designee shall be final and not subject to further review. The duties of the Compliance Officer include, but are not limited to, the following:

(i)	assisting with implementation and enforcement of this Policy;

(ii)	circulating this Policy to all directors, officers and employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii)	pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3; and

(iv)	providing approval of any Rule 10b5-1 plans under Part II, Section 1(c) and any prohibited transactions under Part II, Section 4.

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(d) Covered Persons. Covered Persons for this Policy are the individuals described below:

(i) Directors of the Company and its subsidiaries;

(ii) “Executive officers” of the Company as described in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all individuals designated as “officers” of the Company for purposes of Section 16 under the Exchange Act (“Section 16 Officers”);

(iii) any other person designated as a “Covered Person” from time to time by the Compliance Officer or the Company’s Chief Financial Officer; and

(iv) any of their Related Parties.

4.	Exceptions

The trading restrictions of this Policy do not apply to the following:

(a) 401(k) Plan. Investing 401(k) plan contributions in a Company stock fund in accordance with the terms of the Company’s 401(k) plan. However, any changes in your investment election regarding the Company’s stock are subject to trading restrictions under this Policy.

(b) Stock Option Exercises. This Policy does not apply to the exercise of a stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

(c) Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

5.	Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b) Company-Imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

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Part II

1.	Blackout Periods

(a) Quarterly Blackout Periods. All Covered Persons are prohibited from trading in the Company’s securities during the period beginning on the 16th day of the last calendar month of each fiscal quarter and ending at the close of business on the second trading day following the date the Company’s financial results for the quarter are publicly disclosed through an earnings release (or, in the absence of an earnings release, on the date the Company files its Form 10-Q or Form 10-K). During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.

(b) Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or securities offerings) may be pending and not publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Insiders and their Related Parties, including Covered Persons, are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify all Insiders.

(c) Exceptions. These trading restrictions do not apply to those transactions to which this Policy does not apply, as described under Part I, Section 4. These trading restrictions also do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”) under the Exchange Act that:

(i)	has been reviewed and approved prior to entry by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer prior to such revision or amendment);

(ii)	was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about the Company;

(iii)	gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(iv)	complies with Rule 10b5-1 of the Exchange Act.

2.	Trading Window

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. However, even during this trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3.	Pre-Clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company’s securities with the Compliance Officer.

(b) Subject to the exemption in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such Covered Person’s Family Members, and to transactions by such Covered Person’s Controlled Entities.

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(c) The Compliance Officer shall maintain records of each request and its disposition. Unless revoked, a grant of permission will remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d) Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

4.	Prohibited Transactions

(a) Directors and executive officers of the Company are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b) Directors and Section 16 Officers who purchase Company securities in the open market may not sell any Company securities of the same class for at least six months after the purchase (or vice versa). Among other things, Section 16 of the Exchange Act requires directors and Section 16 Officers to pay over to the Company any profit realized from any purchase and sale (in either order) of Company securities that occur within six months of each other.

(c) Insiders and their Related Parties are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:

(i)	Short sales. Such persons may may not sell the Company’s securities short;

(ii)	Options trading. Such persons may not buy or sell puts or calls or other derivative securities on the Company’s securities;

(iii)	Trading on margin or pledging. Such persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

(iv)	Hedging. Such persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

5.	Reporting of Violations

Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other Insider, or any of their respective Family Members or Controlled Entities, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer, in consultation with management and legal counsel, will determine whether the Company should release any material non-public information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

6.	Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.

7.	Inquiries

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer, compliance@fibrobiologics.com.

Adopted by the Board: June 20, 2023

Amended by the Board: January 23, 2025

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ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

(Signature)

Date:	(Please print name)

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